Exhibit 4.[4]

DESCRIPTION OF THE REGISTRANT’S SECURITIES

The following description of the capital stock of Balance Labs Inc. (the “Company”) is a summary and does not purport to be complete. The following description is subject to and qualified in its entirety by reference to our certificate of incorporation and bylaws, each of which is incorporated by reference as an exhibit to our Annual Report on Form 10-K of which this Exhibit is a part.

We encourage you to read our certificate of incorporation, bylaws and the applicable provisions of the Delaware General Corporation Law (the “DGCL”) for more information. References herein to “we,” “our,” “us,” and “the Company” refer solely to Balance Labs Inc.

General

Our authorized capital stock consists of 550,000,000 shares of capital stock, par value $0.0001 per share, of which:

●	500,000,000 shares are designated as common stock; and

●	50,000,000 shares are designated as preferred stock.

Our board of directors is authorized, without stockholder approval, to issue additional shares of our capital stock.

Our common stock is approved for quotation on the OTC Markets’ OTCPK marketplace under the symbol “BLNC.” The transfer agent for the common stock is Worldwide Stock Transfer, LLC.

Voting Rights

Each holder of common stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors. Holders of common stock do not have cumulative voting rights. Because of this, the holders of a plurality of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they should so choose. With respect to matters other than the election of directors, at any meeting of the stockholders at which a quorum is present or represented, the affirmative vote of a majority of the voting power of the shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter shall be the act of the stockholders, except as otherwise required by law. The holders of a majority of the stock issued and outstanding and entitled to vote, present in person or represented by proxy, shall constitute a quorum for the transaction of business at all meetings of the stockholders.

Dividends

Subject to preferences that may be applicable to any then-outstanding preferred stock, holders of our common stock are entitled to receive dividends, if any, as may be declared from time to time by our board of directors out of legally available funds.

Liquidation

In the event of our liquidation, dissolution or winding up, holders of our common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all of our debts and other liabilities and the satisfaction of any liquidation preference granted to the holders of any then-outstanding shares of preferred stock.

Rights and Preferences

Holders of our common stock have no preemptive, conversion, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our common stock. The rights, preferences and privileges of the holders of our common stock are subject to and may be adversely affected by the rights of the holders of shares of any series of our preferred stock that we may designate in the future.

Fully Paid and Nonassessable

All of our outstanding shares of common stock are fully paid and nonassessable.

Anti-Takeover Effects of Certain Provisions of Delaware Law, Our Certificate of Incorporation and Our Bylaws

Certain provisions of Delaware law and certain provisions in our certificate of incorporation and bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter, or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by stockholders.

Preferred Stock

The shares of preferred stock may be issued by our board of directors, subject to any limitations prescribed by law, without further vote or action by the stockholders from time to time in one or more series. Each such series of preferred stock shall have such number of shares, designations, preferences, voting powers, qualifications, and special or relative rights or privileges as shall be determined by the board of directors, which may include, among others, dividend rights, voting rights, redemption and sinking fund provisions, liquidation preferences, conversion rights and preemptive rights.

The rights of the holders of our common stock will be subject to, and may be adversely affected by, the rights of holders of any preferred stock that may be issued in the future. Such rights may include voting and conversion rights which could adversely affect the holders of our common stock. Satisfaction of any dividend preferences of outstanding preferred stock would reduce the amount of funds available, if any, for the payment of dividends on common stock. Holders of our preferred stock would typically be entitled to receive a preference payment in the event of our liquidation, dissolution or winding up before any payment is made to the holders of common stock. Additionally, the issuance of our preferred stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of our outstanding voting stock. There are currently no shares of preferred stock outstanding.

Classified Board of Directors.

Neither the Company’s certificate of incorporation nor its bylaws provide for a classified Board.

Removal of Directors

Our bylaws provide that stockholders may remove a director with or without cause only if the number of votes cast to remove him exceeds the number of votes cast against removal.

Director Vacancies.

Our bylaws provides that any vacancy occurring in the Board of Directors, including a vacancy created by an increase in the number of directors, may be filled by the shareholders or by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders. If there are no remaining directors, the vacancy shall be filled by the shareholders.

Special Meetings of Stockholders

Our bylaws provide that, except as otherwise required by law, special meetings of the stockholders may be called only by the request of the President or when requested in writing by stockholders holding at least 10% of the Company’s stock having the right and entitled to vote at such meeting.

Action by Written Consent

Our bylaws provide that any action to be taken by the stockholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the actions so taken, is signed by the holders of outstanding shares having not less than the minimum number of votes which would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

Amending our Certificate of Incorporation and Bylaws

Our certificate of incorporation may be amended or altered in any manner provided by the DGCL. Our bylaws may be adopted, amended, altered, or repealed by a majority vote of the directors or by a vote of the stockholders holding a majority of the shares.

Authorized but Unissued Shares

Our authorized but unissued shares of common stock and preferred stock will be available for future issuances without stockholder approval and could be utilized for a variety of corporate purposes, including future offerings to raise additional capital, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could render more difficult or discourage an attempt to obtain control of the company by means of a proxy contest, tender offer, merger or otherwise.